Exhibit 1
                                                                       ---------

WPP                                                                Computershare

FOR IMMEDIATE RELEASE                                                9 June 2009

                                 WPP PLC ("WPP")

ANNUAL GENERAL MEETING HELD AT FOUR SEASONS HOTEL, SIMMONSCOURT ROAD, DUBLIN 4,
                                    IRELAND

                                 ON: 2 JUNE 2009

              STATEMENT OF POLL - THE VOTES CAST WERE AS FOLLOWS: -

-----------------------------------------------------------------------------------------------------------------------
|RESOLUTION                                            |          FOR   |          %    |      AGAINST  |        %     |
-----------------------------------------------------------------------------------------------------------------------
|1.  Ordinary Resolution to receive and approve the    |                |               |               |              |
|audited accounts                                      |  838,054,759   |      99.80    |    1,699,439  |     0.20     |
-----------------------------------------------------------------------------------------------------------------------
|2. Ordinary Resolution to approve the remuneration    |                |               |               |              |
|report of the directors                               |  778,059,081   |      92.99    |   58,640,624  |     7.01     |
------------------------------------------------------------------------------------------------------------------------
|3.  Ordinary Resolution to re-elect Colin Day as a    |                |               |               |              |
|director                                              |  830,560,389   |      98.88    |    9,415,750  |     1.12     |
-----------------------------------------------------------------------------------------------------------------------
|4.  Ordinary Resolution to re-elect Lubna Olayan as a |                |               |               |              |
|director                                              |  771,207,446   |      91.81    |   68,772,691  |     8.19     |
-----------------------------------------------------------------------------------------------------------------------
|5.  Ordinary Resolution to re-elect Jeffrey Rosen as  |                |               |               |              |
|a director                                            |  828,054,419   |      98.58    |   11,958,618  |     1.42     |
-----------------------------------------------------------------------------------------------------------------------
|6.  Ordinary Resolution to re-elect Esther Dyson as a |                |               |               |              |
|director                                              |  821,383,160   |      97.84    |   18,135,797  |     2.16     |
-----------------------------------------------------------------------------------------------------------------------
|7. Ordinary Resolution to re-elect John Quelch as a   |                |               |               |              |
|director                                              |  821,855,227   |      97.91    |   17,554,128  |     2.09     |
-----------------------------------------------------------------------------------------------------------------------
|8. Ordinary Resolution to re-elect Stanley Morten as  |                |               |               |              |
|a director                                            |  795,748,928   |      97.13    |   23,513,565  |     2.87     |
-----------------------------------------------------------------------------------------------------------------------
|9. Ordinary Resolution to re-appoint the auditors and |                |               |               |              |
|authorise the directors to determine their            |                |               |               |              |
|remuneration                                          | 830,318,142    |     99.53     |   3,885,728   |    0.47      |
-----------------------------------------------------------------------------------------------------------------------
|10. Ordinary Resolution to authorise the directors    |                |               |               |              |
|to allot relevant securities                          |  803,700,481   |      95.72    |   35,979,599  |     4.28     |
-----------------------------------------------------------------------------------------------------------------------
|11.  Special Resolution to authorise the Company to   |                |               |               |              |
|purchase its own shares                               |  838,468,225   |      99.82    |    1,540,848  |     0.18     |
-----------------------------------------------------------------------------------------------------------------------
|12.  Special Resolution to authorise the              |                |               |               |              |
|disapplication of pre-emption rights                  |  808,387,132   |      96.24    |   31,558,516  |     3.76     |
-----------------------------------------------------------------------------------------------------------------------

                      NUMBER OF CARDS CONSIDERED INVALID: 0

      FOR AND ON BEHALF OF COMPUTERSHARE INVESTOR SERVICES (JERSEY) LIMITED